[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 16, 2020

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Registration Statement on Form S-1 for IAC Holdings, Inc.

Ladies and Gentlemen:

On behalf of our client, IAC Holdings, Inc., a Delaware corporation (the “Company”), we are submitting to the U.S. Securities and Exchange Commission a registration statement on Form S-1 registering 45,572 shares of common stock, par value $0.001 per share, of the Company (the “Shares”). The Shares will become issuable in connection with the exercise of certain adjusted options that were previously granted under the IAC/InterActiveCorp 2018 Stock and Annual Incentive Plan and the IAC/InterActiveCorp 2013 Stock and Annual Incentive Plan and where Form S-8 will not be available with respect to securities of the Company which may become issuable in connection with the separation of the Company from IAC/InterActiveCorp (“IAC”) pursuant to the transactions described in the registration statement on Form S-4, as amended (File No. 333-236420) filed by the Company and IAC.

If you have any questions regarding this filing or need any hard copies of the filing, please contact Andrew J. Nussbaum at (212) 403-1269 or by email at AJNussbaum@wlrk.com, or Jenna E. Levine at (212) 403-1172 or by email at JELevine@wlrk.com.

Very truly yours,

/s/ Jenna E. Levine

cc:                                Gregg Winiarski, Executive Vice President, General Counsel and Secretary (IAC Holdings, Inc.)